Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

February 13, 2015

FILED AS EDGAR CORRESPONDENCE

Ms. Alison White, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                             SEI Institutional Investments Trust PRE-14A Filing

Dear Ms. White:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SDIT”), this letter responds to the comments you provided via telephone on February 9, 2015, regarding the preliminary proxy materials filed on February 6, 2015 and affecting the SIIT Long Duration Fund (the “Fund”).  Below we have briefly summarized your comments and questions, followed by our responses.

1.                                      Comment.                                      Regarding the “Board Considerations” section on page 3 of the Proxy Statement, please provide more detail about the Board of Trustees’ consideration of the proposals and disclose what the Board concluded about the factors considered.

Response.                                         In response to your comment, we have enhanced this disclosure as follows (new text indicated):

In considering whether to approve the change in the Fund’s investment goal and re-classification of the Fund’s investment goal from “fundamental” to “non-fundamental,” the Board considered and discussed information provided by SIMC about the Fund’s current investment portfolio and the impact of the current duration restriction on the Fund’s portfolio.  The Board also discussed with SIMC the benefits of applying a more dynamic duration range than the Fund’s current investment goal permits and its impact on the manner in which the Fund will be managed.  The Board considered SIMC’s view that the proposed change would provide the Fund with increased flexibility in pursuing its investment strategy and therefore improve the Fund’s ability to help investors achieve their investment goals. The Board also discussed with SIMC how the Fund is currently used by certain investors as part of an asset allocation investment program and how the changes to the Fund’s investment goal were expected to impact these shareholders.

The Board concluded that the change in the Fund’s investment goal and the re-classification of the Fund’s investment goal from “fundamental” to “non-fundamental” would be in the best interests of the Fund and its shareholders.

2.                                      Comment.                                      On page 6 of the Proxy Statement, regarding the shares outstanding, please add disclosure that clarifies how fractional shares are treated.

Response.                                         In response to your comment, we have enhanced this disclosure as follows (new text indicated):

The Fund only offers Class A Shares, with each share being entitled to one vote, and each fractional share is entitled to a proportionate fractional vote. As of the Record Date, the net assets (rounded to the nearest dollar) and the approximate number of shares issued and outstanding (rounded to the nearest whole share) for the Fund were as follows:

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its definitive proxy statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the definitive proxy statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the definitive proxy statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien